                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2001

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

       Form 20-F        [X]                      Form 40-F     [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

       Yes              [ ]                       No           [X]

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

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                                        Contact: Lynn Martenstein (305) 539-6573
                                                  Michael Sheehan (305) 539-6572

                                                           For Immediate Release

           ROYAL CARIBBEAN MODIFIES ONE SAILING OF LEGEND OF THE SEAS,
                               CANCELS TWO OTHERS

MIAMI -- October 9, 2001 -- Royal Caribbean International has modified one sailing of LEGEND OF THE SEAS and has canceled two other sailings of the ship. The changes were made due to recent world events.

     The ship's November 3, seven-night sailing has been modified. It would have departed Barcelona for Athens, making ports calls in Florence and Rome, Italy; Santorini, Greece; and Kusadasi, Turkey. The sailing will now depart from and return to Barcelona, making port calls in Villefranche, France; Florence, Rome and Naples, Italy; and Valletta, Malta.

     The ship's November 10, 14-night sailing has been cancelled. It would have departed Athens for Dubai, making port calls in Santorini, Greece; Kusadasi, Turkey; Port Said, Sharm El Sheikh, and Safaga, Egypt; the Suez Canal (cruising); and Muscat, Oman.

     The ship's November 24, 13-night sailing has been cancelled. It would have departed Dubai for Singapore, making port calls in Bombay and Cochin, India; Phuket, Thailand; and Penang and Kuala Lumpur, Malaysia

     LEGEND OF THE SEAS will resume its normal sailing schedule on December 7, when it departs Singapore for Sydney on a 16-night sailing with port calls in Bali, Indonesia; Darwin, Cairns, and Brisbane, Australia.

     Royal Caribbean is contacting impacted guests and travel agents. Guests booked on the modified November 3 cruise will receive a $100 per-person onboard credit and a certificate for a 50-percent discount on a future Royal Caribbean cruise of up to seven nights. The discount must be taken on a sailing that departs on or before December 15, 2002.

     Guests booked on the cancelled November 10 and 24 cruises will receive a 50 percent discount if they rebook a Royal Caribbean International or Celebrity Cruise sailing that departs on or before December 15, 2001. That rebooking must be made prior to October 31, 2001. Guests from these sailings who do not rebook prior to October 31, will receive a full refund for their cancelled cruise.

     Royal Caribbean has established a special help desk to assist impacted guests. That help desk may be reached by dialing 1-888-305-4626.

     Royal Caribbean International is a global cruise brand with 14 ships in service and six under construction or on firm order. For more information about the cruise line, please visit the company's Internet web site at www.royalcaribbean.com.






                                   # # # # # #

                                        Contact: Lynn Martenstein (305) 539-6573
                                                  Michael Sheehan (305) 539-6572

                                                           For Immediate Release

               ROYAL CARIBBEAN INTERNATIONAL DELAYS NORDIC EMPRESS
                  RETURN FROM BERMUDA, CANCELS UPCOMING CRUISE


MIAMI -- October 12, 2001 -- Royal Caribbean International today announced that NORDIC EMPRESS would delay its return to Philadelphia from Bermuda due to a storm that hit Bermuda Thursday night with wind gusts of 80 miles per hour. Royal Caribbean also canceled the next NORDIC EMPRESS sailing, scheduled to depart Sunday, October 14.

     NORDIC EMPRESS was docked at Bermuda's West End when the storm struck. Because of continuing high winds and rough seas, the decision was made to delay the ship's normal departure from Bermuda, which would have been Friday morning. NORDIC EMPRESS is expected to depart Bermuda Saturday morning and arrive in Philadelphia by noon Monday.

     "The safety and comfort of our guests is always our highest priority," said Jack Williams, president of Royal Caribbean International. "We are doing everything possible to re-accommodate guests for this weekend's sailing."

     Guests booked on the cancelled October 14 cruise will receive a full refund. In addition, for a limited time, Royal Caribbean will be extending a special offer to the impacted guests of a free cruise on any Royal Caribbean or Celebrity Cruise sailing through November 30, 2001. Bookings must be made by October 31, 2001. Guests who are unable to take advantage of this special offer will receive a 50-percent discount on any Royal Caribbean cruise of up to seven nights that departs on or before December 15, 2002, excluding holiday sailings.

     Guests on the delayed sailing who purchased air transportation through Royal Caribbean will be assisted with new flight arrangements upon the ship's arrival in Philadelphia. The company will also reschedule ground transportation for guests who had arranged it through Royal Caribbean.

     Royal Caribbean is contacting impacted guests and travel agents. A special help desk also has been established to assist guests and travel agents. That help desk may be reached by dialing 1-800-722-5960.

     Royal Caribbean International is a global cruise brand with 14 ships in service and six under construction or on firm order. For more information about the cruise line, please visit the company's Internet web site at www.royalcaribbean.com.





                                   # # # # # #

                                      Contact: Lynn Martenstein or Erin Williams
                                                (305) 539-6570 or (305) 539-6153

                                                           For Immediate Release

                  ROYAL CARIBBEAN REPORTS THIRD QUARTER RESULTS
                  ---------------------------------------------

MIAMI - October 30, 2001 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) today announced net income for the third quarter of $159.2 million, or $0.82 per share. Third quarter earnings were negatively impacted by $21.3 million or $0.11 due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following September
11. Also included in the reported results is an additional $15.4 million or $0.08 in costs associated with business decisions taken in the aftermath of the attacks, including itinerary changes and charges related to closing of offices and deferral of programs. Adjusted for these changes, third quarter net income was $196.0 million or $1.01 per share. This compares to $201.5 million or $1.04 per share for the third quarter of 2000.

Comparable revenues were $966.9 million for the quarter, up 15.8% from the same quarter in 2000, when revenues were $835.2 million. The increase in revenues was due to a 20.1% increase in capacity, offset by a decrease in pricing and occupancy. Net revenue per available lower berth ("Yield") adjusted for lost revenues from the September 11 event was down 4.6%. On a reported basis, yield was down 6.8%.

"We were doing very well in the period leading up to September 11, when our results were running well ahead of previous expectations," said Richard D. Fain, Chairman and CEO. "Bookings were better than anticipated and we were continuing to do a good job of managing our costs. Future booking activity for 2002 was even more encouraging. These results demonstrate that the industry was able to continue its strong profitable growth even during a weak economic period."

Future Booking Trends

The terrorist attacks of September 11 and their aftermath have obviously had a dramatic impact on bookings. Everyone was devastated by these tragic events and the whole tourism industry has been impacted. In addition to the immediate impacts on September sailings described above, the tragedy resulted in cancellations of existing bookings and a dramatic drop-off in new bookings.

However, while it is still too early to reach any definitive conclusions, the trend following the tragedy has been quite encouraging. Immediately following the attacks, new bookings dropped by more than 50% over prior year levels. But, within days booking levels began to improve. By the first week in October, new booking levels had almost recovered to their prior year levels. Then the airstrikes started and the Anthrax scare surfaced. Again we experienced a relapse in our bookings, but nowhere near as serious as that following September
11. Again, bookings soon began to trend upward.

During the first twenty days of October, bookings were 98% of the levels we saw during the same period last year. Furthermore, the pace of cancellations continues to slow. In fact, last week's net bookings (i.e. new bookings minus cancellations) are substantially higher than they were during the same week in 2000.

In order to generate this improving trend in demand, we have aggressively reduced prices on many sailings, particularly near-term sailings. While such pricing actions are painful in the short term, their success demonstrates that the demand for cruising continues to be price-elastic. We have had to be especially aggressive to replace lost bookings on very short notice, but do not believe that this degree of aggressiveness will be required on a longer-term basis. Based on the above, we currently estimate that net yields for the fourth quarter will be down, in the range of 10%-15%.

Expense  Control

Regarding other actions undertaken by the company, Fain commented, "We recognize that we need to be especially pro-active in times like these to address the concerns that face our industry and our company. In the few weeks since the attacks, we've already implemented far-reaching changes throughout the corporation, from improved safety measures that protect our guests to the implementation of substantial cost-cutting measures."

We have redeployed ships, mostly out of Europe, into markets that predominantly focus on drive-in business, where we believe demand will be good. We continue to provide cruise vacations in Europe for European-sourced passengers and Northern Baltic cruises. The ability to redeploy ships and adjust for changes in demand following the September 11 events is a fundamental strength of the business.

We undertook a review of expense-saving opportunities in all areas of corporate operations and capital expenditures, excluding any measures that would affect the quality of our product. Following the review, a number of cost-cutting initiatives for shore-side operations were implemented. Operating costs, including SG&A, on a potential passenger cruise day ("PPCD") basis in 2001, excluding fuel, are expected to be down 5% compared to 2000. Based on the actions we have already taken, similar reductions are expected in 2002.

We have also reviewed our capital expenditure program and have reduced, deferred or eliminated a number of projects. We are currently in discussions with certain shipyards about possible delays in the deliveries of several ships. While new delivery dates have not been finalized, we expect that four ships currently on order will be delayed by several months each. If finally agreed, these ships would commence operations as follows: NAVIGATOR OF THE SEAS, first quarter of 2003, SERENADE OF THE SEAS, fourth quarter of 2003, MARINER OF THE SEAS, first quarter of 2004, JEWEL OF THE SEAS, second quarter of 2004. Based on these new delivery dates and the reduction in capital programs, capital expenditures in 2002 and 2003 are now estimated at $1.1 billion each. This compares to earlier estimates of $1.7 billion for 2002 and $1.2 billion for 2003.

Earnings  Estimates

Expense reductions will partially offset the decrease in revenues. Based upon current internal estimates, management is comfortable with the consensus for the fourth quarter. Given the better than expected results for the third quarter, we expect full year earnings to be somewhat higher than analyst estimates.

"We are confident that the steps we are taking will make us a stronger corporation and keep our focus where it needs to be - on the future," said Fain. "The cost-cutting measures in our shore-side operations combined with the superior quality of our onboard product will enable us to weather this storm."

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company's investor relations web site at www.rclinvestor.com. A slide presentation will accompany the conference call, and is also available for viewing at www.rclinvestor.com.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 23 ships in service and six under construction or on firm order. Royal Celebrity

Tours operates land-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability, availability of air service, the delivery schedule of new vessels, changes in interest rates or oil prices and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.

                            (Financial Tables Follow)



                                      ####

                          ROYAL CARIBBEAN CRUISES LTD

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (unaudited, in thousands, except per share amounts)



                                                Third Quarter Ended September 30,    Nine Months Ended September 30,
                                                --------------------------------     -------------------------------
                                                    2001                2000             2001               2000
                                                ------------        ------------     ------------       ------------
Revenues ...................................    $    940,721        $    835,210     $  2,489,273       $  2,223,727
                                                ------------        ------------     ------------       ------------
Expenses

   Operating ...............................         529,156             444,888        1,489,498          1,238,666
   Marketing, selling and administrative ...         123,489              96,650          343,748            309,338
   Depreciation and amortization ...........          76,819              57,506          219,411            168,725
                                                ------------        ------------     ------------       ------------
                                                     729,464             599,044        2,052,657          1,716,729
                                                ------------        ------------     ------------       ------------
Operating Income ...........................         211,257             236,166          436,616            506,998
                                                ------------        ------------     ------------       ------------
Other Income (Expense)
   Interest income .........................           7,960               1,037           19,702              4,920
   Interest expense, net of capitalized
    interest ...............................         (63,212)            (39,539)        (185,746)          (102,865)
   Other income (expense) ..................           3,207               3,833           22,850              6,230
                                                ------------        ------------     ------------       ------------
                                                     (52,045)            (34,669)        (143,194)           (91,715)
                                                ------------        ------------     ------------       ------------
Net Income .................................    $    159,212        $    201,497     $    293,422       $    415,283
                                                ------------        ------------     ------------       ------------
Earnings Per Share:
   Basic ...................................    $       0.83        $       1.05     $       1.53       $       2.19
                                                ============        ============     ============       ============
   Diluted .................................    $       0.82        $       1.04     $       1.52       $       2.15
                                                ============        ============     ============       ============
Weighted average shares outstanding:

   Basic ...................................         192,254             192,019          192,208            188,492
                                                ============        ============     ============       ============
   Diluted .................................         193,139             193,011          193,435            192,726
                                                ============        ============     ============       ============


                                                                               STATISTICS

                                                --------------------------------------------------------------------
                                                    2001                2000             2001               2000
                                                ------------        ------------     ------------       ------------

Occupancy as a percentage of total
  capacity .................................        105.7%              109.7%          104.0%              105.9%

Guest Cruise Days ..........................       4,124,183           3,562,802       11,459,711         9,618,955


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ----------------------------
                                            (Registrant)



Date:  November 1, 2001                     By: /s/ BONNIE S. BIUMI
                                            -----------------------
                                            Bonnie S. Biumi
                                            Vice President and Treasurer